UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 8)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ELMER'S RESTAURANTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 BRUCE N. DAVIS
                               LINDA ELLIS-BOLTON
                                 KAREN K. BROOKS
                               RICHARD P. BUCKLEY
                                 DAVID D. CONNOR
                               STEPHANIE M. CONNOR
                                THOMAS C. CONNOR
                             CORYDON H. JENSEN, JR.
                              DEBRA A. WOOLLEY-LEE
                                 DOUGLAS A. LEE
                                  DAVID C. MANN
                               SHEILA J. SCHWARTZ
                                 GERALD A. SCOTT
                               WILLIAM W. SERVICE
                                DENNIS M. WALDRON
                                  GARY N. WEEKS
                                  GREG W. WENDT
                               RICHARD C. WILLIAMS
                                DOLLY W. WOOLLEY
                              DONALD W. WOOLLEY AND
                           DONNA P. WOOLLEY, TOGETHER
                     WITH ERI ACQUISITION CORP., AS OFFEROR
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                     289393
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                            BENJAMIN G. LENHART, ESQ.
                                 LANE POWELL PC
                        601 SW SECOND AVENUE, SUITE 2100
                             PORTLAND, OREGON 97204
                                 (503) 778-2100

                 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                            BEHALF OF FILING PERSONS)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                    Amount of filing fee**
         $6,019,091                                               $708.45
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 756,601 shares of common stock of Elmer's Restaurants, Inc. at the tender offer price of $7.50 per share of common stock. The transaction value also includes the offer price of $7.50 less $4.81, which is the average exercise price of outstanding options, multiplied by 128,098, the estimated number of options outstanding not held by the Filing Persons listed above.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $708.45.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $708.45
                                            -------------------------
                  Form or Registration No.: SC TO-T/13E-3
                                            ---------------------------
                  Date Filed:               December 20, 2004
                                            ---------------------------
                  Filing Party:             Bruce N. Davis, Linda Ellis-Bolton,
Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Thomas C. Connor, Corydon H. Jensen, Jr., Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis
M. Waldron, Gary N. Weeks, Greg W. Wendt, Richard C. Williams, Dolly W. Woolley, Donald W. Woolley, and Donna P. Woolley, together with ERI Acquisition Corp.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X] third-party tender offer subject to Rule 14d-l.
                  [ ] issuer tender offer subject to Rule 13e-4.
                  [X] going-private transaction subject to Rule 13e-3.
                  [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Linda Ellis-Bolton

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                        -0- shares
  REPORTING PERSON  ---------- -------------------------------------------------
        WITH            8      SHARED VOTING POWER

                                        -1,348,368- shares*
                    ---------- -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                        -0- shares
                    ---------- -------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                        -1,348,368- shares*
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to ERI Acquisition Corp. ("Purchaser") by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's Restaurants, Inc. ("Elmer's") not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Karen K. Brooks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Richard P. Buckley

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Thomas C. Connor

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               David D. Connor

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Stephanie M. Connor

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Bruce N. Davis

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Corydon H. Jensen, Jr.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Douglas A. Lee

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Debra A. Woolley-Lee

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               David Mann

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Sheila J. Schwartz

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Gerald A. Scott

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               William W. Service

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Dennis M. Waldron

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Gary M. Weeks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Greg W. Wendt

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Richard C. Williams

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Dolly W. Woolley

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Donald W. Woolley

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

--------------------------------------------------------------------------------
   CUSIP No. 289393
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
               Donna P. Woolley

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               N/A
----- --------------------------------------------------------------------------
  2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X| (b) |_|
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS                                                        OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    |_|
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------- ---------- -------------------------------
     NUMBER OF         7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                       -0- shares
  REPORTING PERSON ---------- --------------------------------------------------
        WITH           8      SHARED VOTING POWER

                                       -1,348,368- shares*
                   ---------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                       -0- shares
                   ---------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                       -1,348,368- shares*
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,348,368*
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   64.05%
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON                                               IN
----- --------------------------------------------------------------------------

* The number of shares includes 1,086,344 shares pledged to Purchaser by its members for contribution upon the successful completion of the tender offer by Purchaser and its members for the outstanding common stock of Elmer's not owned by the members, and 262,024 options to purchase common stock of Elmer's exercisable within 60 days from February 3, 2005 that may be exercised and contributed to Purchaser.

This Amendment No. 8 amends and /or supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed on December 20, 2004 by ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser") and the individuals listed thereon, as amended and/or supplemented by Amendment No. 1 filed on January 11, 2005; as further amended and/or supplemented by Amendment No. 2 filed on January 13, 2005; as further amended and/or supplemented by Amendment No. 3 filed January 18, 2005; as further amended and/or supplemented by Amendment No. 4 filed on January 19, 2005; as further amended and/or supplemented by Amendment No. 5 filed January 19, 2005; as further amended and/or supplemented by Amendment No. 6 filed January 21, 2005; and as further amended and/or supplemented by Amendment No. 7 filed February 3, 2005 (the original filing together with all amendments and supplements, collectively, the "Schedule TO"). The Schedule TO relates to Purchaser's offer to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's"), not currently owned by the Continuing Shareholders (as defined in the Offer to Purchase), at a purchase price of $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004, as amended and restated January 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, as amended.

The information and exhibits set forth in the Offer to Purchase and in the related Letter of Transmittal are expressly incorporated herein by reference in response to all of the Items of this Amendment, including without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For purposes of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the amended and restated Offer to Purchase dated January 18, 2005, unless otherwise stated herein.

This Amendment also constitutes an amendment to the Schedule 13D filed on August 6, 2004, as amended by Amendment No. 1 filed on August 9, 2004; as amended and restated by Amendment No. 2 filed November 19, 2004; and by Amendment No. 4 to the Schedule TO filed January 19, 2005, by Purchaser and the Continuing Shareholders.

--------------------------------------------------------------------------------

ITEM 1. SUMMARY TERM SHEET.

         The section titled "Summary Term Sheet" is hereby amended and/or supplemented by:

1. The first bullet point on page 2 has been amended to include the following sentence as the second to last sentence: "If we effect the Merger, shareholders who did not tender in the Offer will receive additional information regarding the Merger pursuant to our filing, disclosure and dissemination requirements under Securities and Exchange Commission ("SEC") Rule 13e-3."

         The section titled "Questions and Answers About the Tender Offer" has been amended and/or supplemented by:

1. amending the filing on page 10 such that the question and answer regarding the financial analysis reads in its entirety as follows:

         "Have you received a financial analysis regarding the consideration to be received by the shareholders in the Offer and the Merger?

                  Yes. Our financial advisor, Veber Partners, LLC, has delivered to us a financial analysis concluding that, as of August 5, 2004, $6.57 per Share constitutes fair value for such Shares. You should be aware, however, that Veber Partners' conclusion (a) does not take into account the Offer (rather, it provides our financial advisor's conclusion as to the fair value of one Share in the abstract and without taking into account the existence or success of the Offer), (b) was obtained for the purpose of supporting our views on the substantive fairness of the Offer, and (c) was based on and subject to important assumptions, limitations and qualifications. In addition, in light of Veber Partners' work in prior years with the Company and certain of the Continuing Shareholders, we believe actual or potential conflicts of interest may exist such that Veber Partners would not qualify as an independent third party. See "Special Factors--Section 3. Analysis of Veber Partners, LLC" for more information regarding the analysis and Veber Partners' actual or potential conflicts of interest and Exhibit
         (c) to Schedule TO for a full copy of the analysis.

                  We considered whether to obtain a more recent financial analysis than August 5, 2004 using the Company's financial data up to the period ended March 29, 2004. As part of this consideration, we took into account the following:

                  o The decline in, among other things, the Company's revenues and income for the twenty-eight week period ended October 11, 2004, as reported in the Company's Quarterly Report on Form 10-Q; and
                  o Our views that the public announcement of the proposed going private transaction caused a higher Share price on the open market than otherwise might have been the case in the absence of such announcement.

         Evaluating the foregoing factors in their entirety, and our belief that a more recent financial analysis would not have provided investors with any meaningfully better information regarding the value of the Company in connection with their decision to tender Shares in the Offer, we concluded that the financial analysis dated August 5, 2004 served its intended purpose and decided not to obtain a more recent financial analysis."

ITEM 2.  SUBJECT COMPANY INFORMATION.

(c)      Section (c) of Item 2 is amended and/or supplemented by the following:

         1. by amending the filing on page 68 to delete the second sentence of the first full paragraph, which reads "The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such."

ITEM 4. TERMS OF THE TRANSACTION.

(a) Section 4(a) of Item 4 is hereby amended and/or supplemented by the following:

         1. by amending the first full paragraph on page 20 of the filing to delete the sentence "Purchaser and the Continuing Shareholders are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future results, or for any other reason, except as may be required by federal securities laws" such that such paragraph now reads in its entirety:

         "There may also be other factors that are currently not identifiable or quantifiable, but may arise or become known in the future. Forward-looking statements speak only as of the date the statement was made. Purchaser and the Continuing Shareholders have a duty to, and will, amend the Offer to Purchase to reflect material changes in the information disclosed herein as set forth in Rule 13e-3(d)(2), Rule 13e-3(f)(1)(iii) and Rule 14d-3(b)."

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a).     Section (a) of Item 8 is amended and/or restated by the following:

         1. by amending and restating the table on page 74 to read in its entirety as follows:

                                   Amount                                    Shared Voting       Sole          Shared
Name of Continuing Shareholder  Beneficially  Percentage of    Sole Voting       Power        Dispositive   Dispositive
                                Owned(1)(2)      Class(3)         Power                          Power         Power
------------------------------  ------------  -------------    -----------   -------------    -----------   -----------
Linda Ellis-Bolton                 1,348,368         64.05%            --        1,348,368            --      1,348,368
Karen K. Brooks                    1,348,368         64.05%            --        1,348,368            --      1,348,368
Richard P. Buckley                 1,348,368         64.05%            --        1,348,368            --      1,348,368
David D. Connor                    1,348,368         64.05%            --        1,348,368            --      1,348,368
Stephanie M. Connor                1,348,368         64.05%            --        1,348,368            --      1,348,368
Thomas C. Connor                   1,348,368         64.05%            --        1,348,368            --      1,348,368
Bruce N. Davis                     1,348,368         64.05%            --        1,348,368            --      1,348,368
Corydon H. Jensen                  1,348,368         64.05%            --        1,348,368            --      1,348,368
Douglas A. Lee                     1,348,368         64.05%            --        1,348,368            --      1,348,368
Debra A. Woolley-Lee               1,348,368         64.05%            --        1,348,368            --      1,348,368
David C. Mann                      1,348,368         64.05%            --        1,348,368            --      1,348,368
Sheila J. Schwartz                 1,348,368         64.05%            --        1,348,368            --      1,348,368
Gerald A. Scott                    1,348,368         64.05%            --        1,348,368            --      1,348,368
William W. Service                 1,348,368         64.05%            --        1,348,368            --      1,348,368
Dennis M. Waldron                  1,348,368         64.05%            --        1,348,368            --      1,348,368
Gary N. Weeks                      1,348,368         64.05%            --        1,348,368            --      1,348,368
Gregory W. Wendt                   1,348,368         64.05%            --        1,348,368            --      1,348,368
Richard C. Williams                1,348,368         64.05%            --        1,348,368            --      1,348,368
Dolly W. Woolley                   1,348,368         64.05%            --        1,348,368            --      1,348,368


                                       25

                                   Amount                                    Shared Voting       Sole          Shared
Name of Continuing Shareholder  Beneficially  Percentage of    Sole Voting       Power        Dispositive   Dispositive
                                Owned(1)(2)      Class(3)         Power                          Power         Power
------------------------------  ------------  -------------    -----------   -------------    -----------   -----------

Donald W. Woolley                  1,348,368         64.05%            --        1,348,368            --      1,348,368
Donna P. Woolley                   1,348,368         64.05%            --        1,348,368            --      1,348,368

         (1) The Shares beneficially owned by each of the Continuing Shareholders are held by the Continuing Shareholders as members of a group. Under Rule 13d-5(a) of the Exchange Act, when two or more persons agreed to act together for the purpose of acquiring equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Section (13(d) and 13(g) of the Exchange Act, of all equity securities of that issuer beneficially owned by any such person. The number of Shares that such Continuing Shareholder individually owns of record (including options exercisable within 60 days from February 3, 2005) is as follows: Linda Ellis-Bolton, 84,847; Karen K. Brooks, 91,062; Richard P. Buckley, 84,278; David
D. Connor, 78,423; Stephanie M. Connor, 39,212; Thomas C. Connor, 57,790; Bruce
N. Davis, 145,603; Corydon H. Jensen, 103,425; Douglas A. Lee, 16,595; Debra A. Woolley-Lee, 16,594; David C. Mann, 89,062; Sheila J. Schwartz, 84,847; Gerald
A. Scott, 42,537; William W. Service, 149,792; Dennis M. Waldron, 2,000; Gary N. Weeks, 108,421; Gregory W. Wendt, 5,000; Richard C. Williams, 36,194; Dolly W. Woolley, 39,212; Donald W. Woolley, 57,789; and Donna P. Woolley, 15,685.

         (2) Includes Shares issuable upon exercise of options held by certain of the Continuing Shareholders within 60 days from February 3, 2005. The number of Shares that each of the Continuing Shareholders has a right to acquire within 60 days from February 3, 2005 is as follows: Mr. Thomas C. Connor, 18,578; Mr. Davis, 78,829; Mr. Jensen, 18,578; Mr. Scott, 26,854; Mr. Service, 80,029; Mr.
Waldron, 2,000; Mr. Williams, 18,578; and Mr. Donald W. Woolley, 18,578.

         (3) Based on 1,842,945 shares of Common Stock deemed outstanding as of February 3, 2005 (as reported by the Company to Purchaser and the Continuing Shareholders) as adjusted for each Continuing Shareholder to include outstanding options exercisable by any of the Continuing Shareholder within sixty days of February 3, 2005.

ITEM 11.  ADDITIONAL INFORMATION.

(a).     Section (a) of Item 11 is amended and/or restated by the following:

         1. by amending the first bullet point on page 86 to read in its entirety as follows:

         o Any materially adverse change in the business, properties, assets, liabilities, capitalization, shareholders' equity, financial condition, operations, results of operations or prospects of Elmer's.

         2. by amending the first full paragraph on page 87 to delete the first sentence reading "Notwithstanding the fact that Purchaser and the Continuing Shareholders reserve the right to assert the occurrence of a condition following acceptance of properly tendered Shares for payment but prior to payment for such Shares, Purchaser will either promptly pay for such Shares or promptly return such Shares in order to delay payment or cancel its obligation to pay for properly tendered shares."

ITEM 12. EXHIBITS.

(a)(1)(xviii)     Supplement describing Offer amendments issued by Purchaser dated February 8, 2005.
(a)(1)(xix)       Shareholder Letter regarding OTR broker instructions dated
                  February 8, 2005.
(a)(1)(xx)        Shareholder Letter regarding broker instructions dated
                  February 8, 2005.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 13 disclosing "Item 8. Fairness of the Transaction" of Schedule 13E-3 is hereby amended and/or supplemented by the following:

         1. by amending the first paragraph on page 44 to read in its entirety as follows:

         "Rule 13e-3 and related rules under the Exchange Act require Purchaser and each of the Continuing Shareholders, as affiliates of the Company, to express their reasonable belief as to the fairness of the Offer to the Company's shareholders who are not affiliated with Purchaser and the Continuing Shareholders, including those shareholders who tenders their Shares in the Offer ("Tendering Shareholders") and those shareholders who elect not to tender their Shares in the Offer ("Non-Tendering Shareholders")."

         2. by amending the second full paragraph on page 44 to read in its entirety as follows:

         "Purchaser and each of the Continuing Shareholders believe that the Offer and the Merger are both substantively and procedurally fair both to Tendering Shareholders and Non-Tendering Shareholders. Purchaser and the Continuing Shareholders base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:"

         3. by amending the first sentence of the full paragraph following the bullet-points on page 46 to read in its entirety as follows:

         "The Offer Price represents a 34% premium relative to the Company's net book value of $5.59 per share as reported on the Company's most recent Form 10-Q for the twenty-eight weeks ended October 11, 2004 filed with the SEC, and a 41.5% premium relative to the Company's net book value of $5.30 per share as reported on the Company's Form 10-K for the fiscal year ended March 29, 2004 filed with the SEC."

         4. by amending the final bullet point on page 47 to read in its entirety as follows:

         "The absence of a fairness opinion from an independent third party."

         5. by amending the final full paragraph on page 48 to read in its entirety as follows:

         "Neither Purchaser and the Continuing Shareholders nor the Company have requested or sought to obtain any report, opinion or appraisal from an independent third party relating to the consideration or fairness of the consideration offered to the shareholders of Elmer's unaffiliated with Purchaser or the Continuing Shareholders. Although Purchaser and the Continuing Shareholders did obtain the Analysis, in light of Veber Partners' work in prior years with the Company and certain of the Continuing Shareholders (see "Special Factor--Section 3. Analysis of Veber Partners, LLC"), Purchaser and the Continuing Shareholders do not believe Veber Partners would qualify as an independent third party. The decision not to seek such a report, opinion or appraisal from an independent third party poses certain risks to shareholders in determining whether to tender their Shares. In particular, shareholders would not have the benefit of having an independent analysis of the Offer Price performed by a party that does not have actual or potential conflicts of interest in the transaction, such as those of Veber Partners (as mentioned above) or such as those described in "Special Factors--Section 6. Conflicts of Interest."

         6. by amending the final paragraph on page 64 to read in its entirety as follows:

         "INTENT TO TENDER. Mr. Dennis Miller, Elmer's Secretary and Corporate Controller, is the only executive officer of the Company who is not also a Continuing Shareholder. As of the date hereof, Purchaser and the Continuing Shareholders are not aware (i) whether Mr. Miller believes the Offer is fair, (ii) if he will exercise his options to purchase Shares and, (iii) if he does, whether he intends to tender such Shares in the Offer."

         Item 13 disclosing "Item 9. Reports, Opinions, Appraisals and Certain Negotiations" of Schedule 13E-3 is hereby amended and/or supplemented by the following:

         1. by amending the filing on page 42, the first full paragraph to add as its third sentence this cross-reference: "See "The Offer--Section 7. Certain Information Concerning the Company" for the recast results and a complete description thereof and see Exhibit D to the Analysis (attached as Exhibit (c) to this Schedule TO-T/13E-3) for the recast results Veber Partners used in connection with the Analysis."

         2. by amending the filing on page 36 to add the following sentence to the end of the first paragraph:

         "Veber Partners consented to the use of the Analysis, and the disclosures related thereto, in the Offer to Purchase and in the combined Schedule TO-T/13E-3 transaction statements, as amended, to which the Offer to Purchase is attached as Exhibit (a)(1)(i)."

         3. by amending the filing on page 36 to delete the word "solely" from the first sentence of the second full paragraph such that such first sentence now reads in its entirety:

         "The Analysis was prepared for the use and benefit of Purchaser and the Continuing Shareholders and is not intended to be and does not constitute a recommendation to any Elmer's shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any Shares, in connection with the Offer or any other potential transaction."

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2005                     ERI ACQUISITION CORP.

                                            By: /s/ BRUCE N. DAVIS
                                                --------------------------------
                                            Name:  Bruce N. Davis
                                            Title:  President and CEO


/s/ LINDA ELLIS-BOLTON                     /s/ GERALD A. SCOTT
------------------------------------       -------------------------------------
Linda Ellis-Bolton                         Gerald A. Scott

/s/ KAREN K. BROOKS                        /s/ SHEILA J. SCHWARTZ
------------------------------------       -------------------------------------
Karen K. Brooks                            Sheila J. Schwartz

/s/ RICHARD P. BUCKLEY                     /s/ WILLIAM W. SERVICE
------------------------------------       -------------------------------------
Richard P. Buckley                         William W. Service

/s/ DAVID D. CONNOR                        /s/ DENNIS M. WALDRON
------------------------------------       -------------------------------------
David D. Connor                            Dennis M. Waldron

/s/ STEPHANIE M. CONNOR                    /s/ GARY N. WEEKS
------------------------------------       -------------------------------------
Stephanie M. Connor                        Gary N. Weeks

/s/ THOMAS C. CONNOR                       /s/ GREGORY W. WENDT
------------------------------------       -------------------------------------
Thomas C. Connor                           Gregory W. Wendt

/s/ BRUCE N. DAVIS                         /s/ RICHARD C. WILLIAMS
------------------------------------       -------------------------------------
Bruce N. Davis                             Richard C. Williams

/s/ CORYDON H. JENSEN, JR.                 /s/ DOLLY W. WOOLLEY
------------------------------------       -------------------------------------
Corydon H. Jensen, Jr.                     Dolly W. Woolley

/s/ DEBORAH A. WOOLLEY-LEE                 /s/ DONALD W. WOOLLEY
------------------------------------       -------------------------------------
Debra A. Woolley-Lee                       Donald W. Woolley

/s/ DOUGLAS A. LEE                         /s/ DONNA P. WOOLLEY
------------------------------------       -------------------------------------
Douglas A. Lee                             Donna P. Woolley

/s/ DAVID C. MANN
------------------------------------
David C. Mann

                                  EXHIBIT INDEX


  EXHIBIT              DESCRIPTION

(a)(1)(xviii)     Supplement describing Offer amendments issued by Purchaser dated February 8, 2005.
(a)(1)(xix)       Shareholder Letter regarding OTR broker instructions dated
                  February 8, 2005.
(a)(1)(xx)        Shareholder Letter regarding broker instructions dated
                  February 8, 2005.
















































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